Exhibit 99.1
SEARCHMEDIA HOLDINGS LIMITED
(incorporated in the Cayman Islands with limited liability)
(NYSE Amex: IDI)
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN THAT the 2011 annual general meeting of shareholders (the “Meeting”) of SearchMedia Holdings Limited (the “Company”) will be held at Floor 13, Central Modern Building, 468 Xinhui Road, Shanghai, China, 200060, on September 13, 2011 at 9:00 a.m. local time for the following purposes:
1.	To elect Mr. Robert Fried as a director of the Company;

2.	To elect Mr. Chi-Chuan (Frank) Chen as a director of the Company;

3.	To elect Mr. Steven D. Rubin as a director of the Company;

4.	To elect Mr. Peter W. H. Tan as a director of the Company;

5.	To elect Ms. Qinying Liu as a director of the Company;

6.	To amend the Company’s Amended and Restated 2008 Share Incentive Plan (the “2008 Plan”) by increasing the number of authorized ordinary shares available for grant under the 2008 Plan from 1,796,492 ordinary shares to 3,000,000 ordinary shares; and

7.	To approve, ratify and confirm the appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2011.
The Board of Directors of the Company has fixed the close of business on August 1, 2011 as the record date for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof. In order to regain compliance with NYSE Amex Company Guide Section 704, the Meeting will also serve as the Company’s 2010 annual general meeting of shareholders.

By Order of the Board of Directors,
Robert Fried
Co-Chairman of the Board of Directors

Shanghai, China
August 5, 2011

SEARCHMEDIA HOLDINGS LIMITED
2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 13, 2011
PROXY STATEMENT
The Board of Directors of SearchMedia Holdings Limited (the “Company”) is soliciting proxies for the 2011 annual general meeting of shareholders of the Company to be held on September 13, 2011 at 9:00 a.m., local time, or at any adjournment or postponement thereof (the “Meeting”). The Meeting will be held at Floor 13, Central Modern Building, 468 Xinhui Road, Shanghai, China, 200060. In order to regain compliance with NYSE Amex Company Guide Section 704, the Meeting will also serve as the Company’s 2010 annual general meeting of shareholders.
Holders of record at the close of business on August 1, 2011 of ordinary shares of the Company are entitled to vote at the Meeting. The quorum for the Meeting shall be one or more persons holding or representing by proxy at least half of the issued and outstanding ordinary shares of the Company.
A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote at the Meeting. A proxy need not be a shareholder of the Company. Each holder of an ordinary share of the Company shall be entitled to one vote in respect of each ordinary share held on the Record Date.
PROPOSALS TO BE VOTED ON
At the Meeting, ordinary resolutions will be proposed as follows:
1.	To elect Mr. Robert Fried as a director of the Company;

2.	To elect Mr. Chi-Chuan (Frank) Chen as a director of the Company;

3.	To elect Mr. Steven D. Rubin as a director of the Company;

4.	To elect Mr. Peter W. H. Tan as a director of the Company;

5.	To elect Ms. Qinying Liu as a director of the Company;

6.	To amend the Company’s Amended and Restated 2008 Share Incentive Plan (the “2008 Plan”) by increasing the number of authorized ordinary shares available for grant under the 2008 Plan from 1,796,492 ordinary shares to 3,000,000 ordinary shares; and

7.	To approve, ratify and confirm the appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2011.
VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES
Shareholders may vote by either attending the Meeting in person or by mailing the attached proxy form as instructed therein.

ANNUAL REPORT OF THE COMPANY
Pursuant to NYSE Amex’s Company Guide which permits companies to make their annual report on Form 20-F available on or through a company’s website, the Company posts its U.S. Securities and Exchange Commission filings, including its annual report on Form 20-F, on the Company’s website. The annual report has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of the report to record holders and beneficial owners of the Company’s ordinary shares. You may obtain a copy of our 2010 annual report on Form 20-F by visiting the “SEC Filings” heading under the “Investor Relations” section of the Company’s website at www.searchmediaholdings.com. If you want to receive a paper or email copy of the Company’s 2010 annual report on Form 20-F, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy by visiting the “Request Information” subheading within the “Contact IR” heading under the “Investor Relations” section of the Company’s website or by contacting the company at ir@searchmediaholdings.com.

PROPOSAL 1 THROUGH PROPOSAL 5
ELECTION OF DIRECTORS
The Board of Directors currently consists of five members. Each of the current directors are nominees for election at the Meeting and if elected will serve as members of the Board of Directors of the Company until the next annual general meeting of shareholders or until such director’s successor is duly elected and qualified.
The composition of the Board of Directors is, in addition to the Memorandum and Articles of Association of the Company, contractually governed by that certain Agreement and Plan of Merger, Conversion and Share Exchange, by and among Ideation Acquisition Corp., ID Arizona Corp., SearchMedia International Limited, the subsidiaries of SearchMedia International Limited, Shanghai Jingli Advertising Co., Ltd. and certain shareholders and warrantholders of SearchMedia International Limited, dated March 31, 2009, and as subsequently amended (the “Share Exchange Agreement”).
The Share Exchange Agreement requires that until October 30, 2012, the Board of Directors be composed of eight persons, four directors nominated by the Ideation Representative and four directors nominated by the SM Representative. Messrs. Fried, Chen, Rubin and Tan have been nominated by the Ideation Representative. No directors were nominated by the SM Shareholder Representatives in connection with this Annual Meeting, however, Ms. Liu was appointed by the SM Shareholders’ Representatives in connection with the closing of the Share Exchange Agreement and remains on the Board at this time. The other three appointees of the SM Shareholders’ Representatives, Earl Yen, Jianzhong Qu and Larry Lu, resigned in 2010.
DIRECTORS FOR ELECTION
Mr. Robert Fried has served as Co-Chairman of the Board of Directors since the business combination pursuant to which the Company, which was previously organized in Delaware as Ideation Acquisition Corp. (“Ideation”), (1) redomiciled from Delaware to the Cayman Islands, as a Cayman Islands exempt company and (2) completed the acquisition of Search Media International, resulting in Search Media International becoming a wholly-owned subsidiary of SearchMedia Holdings (the “Business Combination”) in October 2009. Mr. Fried served as the President and Chief Executive Officer and a member of the board of directors of Ideation from November 2007 to October 2009. Mr. Fried is a digital media entrepreneur and accomplished film producer. Since 1990, Mr. Fried has served as President of Fried Films, a motion picture production company he founded in 1990. Mr. Fried has produced or served as executive producer for 15 films, including “Rudy,” “The Boondock Saints,” “Man of the Year” and “Collateral.” Mr. Fried won an Academy Award for the Live Action Short Film “Session Man.” Mr. Fried has founded several digital media companies including Spirit EMX, parent of spiritclips.com, a popular internet-based inspirational content company for which Mr. Fried presently serves as CEO; and WhatsHotNow.com, for which Mr. Fried served as Chief Executive Officer from July 1999 until June 2001. From December 1994 until June 1996, Mr. Fried was President and Chief Executive Officer of Savoy Pictures, a unit of Savoy Pictures Entertainment, Inc. Savoy Pictures Entertainment was sold to Silver King Communications, which is now a part of InterActive Corp, in 1996. From 1983 to 1990, Mr. Fried held several executive positions including Executive Vice President in charge of Production for Columbia Pictures, Director of Film Finance and Special Projects for Columbia Pictures and Director of Business Development at Twentieth Century Fox. Mr. Fried holds an M.S. from Cornell University and an M.B.A. from the Columbia University Graduate School of Business.
Mr. Chi-Chuan (Frank) Chen has served as a member of the Board of Directors since the Business Combination in October 2009. Mr. Chen is a Vice President and Special Assistant to the Chief Executive Officer at Ruentex Group. He has served in the Investment Management Department at Ruentex Group since 1987. Mr. Chen holds a B.S. in chemical engineering and an MBA from National Taiwan University.
Mr. Steven D. Rubin has served as a member of the Board of Directors since the Business Combination in October 2009. Mr. Rubin served as the Secretary of Ideation from June 2007 to October 2009. Mr. Rubin has been the Executive Vice President of OPKO Health, Inc. since May 2007 and a director of OPKO Health, Inc. since February 2007 and is a member of The Frost Group LLC. Mr. Rubin currently serves on the Boards of Directors of OPKO Health, Inc., Non-Invasive Monitoring Systems, Inc., PROLOR Biotech, Inc., Neovasc, Inc., Kidville, Inc., which operates upscale learning and play facilities for children, Tiger X Medical, Inc. (formerly known as Cardo Medical, Inc.), formerly a producer and distributor of orthopedic and spinal medical devices, Castle Brands, Inc., a marketer of premium spirits, Dreams, Inc., a vertically integrated sports licensing and products company, and Safestitch Medical, Inc., a developmental stage FDA-registered medical device company. Mr. Rubin previously served as the Senior Vice President, General Counsel and Secretary of IVAX Corporation from August 2001 until September 2006.
Mr. Peter W. H. Tan has served as a member of the Board of Directors since June 30, 2011 when he was appointed to the Company’s Board of Directors. Mr. Tan is currently the chairman of TGC Partners Limited and managing director of TGC Financial Partners Limited, an investment advisory firm which he founded in 2009. He was also partner and part of the founding team of SIG China, the China-based private equity fund of U.S. hedge fund Susquehanna International Group (SIG). Mr. Tan formerly served as a board member or observer of multiple companies prior to their U.S. listing, including Home Inns & Hotels Management Inc., E-House (China) Holdings Limited and Bona Film Group Limited. He was also a director at Ocean Butterflies International Pte Limited and 51credit. Mr. Tan is currently a director of Cathay Industries, a specialty chemical manufacturer based in China. Prior to co-founding SIG China, Mr. Tan was a lawyer with White & Case LLP and Perkins Coie LLP, where he was qualified to practice in England, Hong Kong and Singapore, and where he founded the private equity and venture capital practices and advised emerging-growth companies on fund raising transactions throughout their lifecycle.
Ms. Qinying Liu has served as Co-Chairmen of the Board of Directors since the Business Combination in October 2009. Ms. Liu is a co-founder of Jieli Consulting and previously served as the chairman of SearchMedia International. She has also been the general manager of Shanghai Lifang Trading Co., Ltd since 2004, a Chinese trading company. Before the founding of Jieli Consulting, she was chairman of Shanghai Sige Advertising and Media Co., Ltd. (“Sige”) from 2004 to November 2007 and Shanghai Qinjun from 2003 to June 2008. She also served as chief representative of the Shanghai Office of GETA Company, a Germany special power tools manufactory from 1993 to 2000. Ms. Liu received her master’s degree in media and communication from Renmin University of China. She obtained her bachelor’s degree in chemistry from East China University of Science and Technology.

PROPOSAL 6
AMEND THE COMPANY’S AMENDED AND RESTATED 2008 SHARE INCENTIVE PLAN
BY INCREASING THE NUMBER OF AUTHORIZED ORDINARY SHARES AVAILABLE FOR GRANT
UNDER THE PLAN FROM 1,796,492 ORDINARY SHARES TO 3,000,000 ORDINARY SHARES
In connection with the Business Combination of SearchMedia International Limited and Ideation Acquisition Corp. on October 30, 2009, the stockholders of Ideation Acquisition Corp., the predecessor of the Company, approved the assumption of the SearchMedia International Limited 2008 Share Incentive Plan and its amendment and restatement as the SearchMedia Holdings Limited Amended and Restated 2008 Share Incentive Plan (the “2008 Plan”).
The purpose of the 2008 Plan is to promote the success and enhance the value of the Company by linking the personal interests of the members of the Board of Directors, employees, and consultants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company shareholders. The 2008 Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of the members of the Board of Directors, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.
The 2008 Plan provides for the issuance of up to 1,796,492 ordinary shares.
The compensation committee of the Board of Directors of the Company recommended an increase in the 2008 Plan from 1,796,492 ordinary shares to 3,000,000 ordinary shares. On August 13, 2010, the Board of Directors authorized and approved, subject to the approval of the shareholders, the increase of the number of authorized shares to be awarded under the 2008 Plan from 1,796,492 ordinary shares to 3,000,000 ordinary shares which may be granted to designated employees, directors and consultants of the Company.
If the shareholders of the Company approve the amendment to the 2008 Plan, the revised text of Article 3, Section 3.1(a) of the 2008 Plan will read as follows:
“Subject to the provisions of Article 8 and Section 3.1(b), the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan is 3,000,000.”
A copy of the currently effective 2008 Plan was filed with the U.S. Securities and Exchange Commission on November 5, 2009 as Exhibit 10.13 to the Company’s Current Report on Form 8-K. Upon request, the Company will provide a shareholder with one copy of the 2008 Plan without charge.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE INCREASE IN THE NUMBER OF AUTHORIZED ORDINARY SHARES UNDER THE
COMPANY’S AMENDED AND RESTATED 2008 SHARE INCENTIVE PLAN.

PROPOSAL 7
APPROVE, RATIFY AND CONFIRM THE APPOINTMENT OF MARCUM BERNSTEIN & PINCHUK
LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE
FISCAL YEAR ENDING DECEMBER 31, 2011
To approve, ratify and confirm the appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2011.
The Company’s audit committee recommends, and the Board of Directors concurs, that Marcum Bernstein & Pinchuk LLP be approved, ratified and confirmed as the Company’s independent registered public accounting firm for the year ending December 31, 2011.
In the event our shareholders fail to approve, ratify and confirm the appointment, our audit committee will reconsider its selection. Even if the selection is approved, ratified and confirmed, our audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.
THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR THE
APPROVAL, RATIFICATION AND CONFIRMATION OF THE APPOINTMENT OF
MARCUM BERNSTEIN & PINCHUK LLP
AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE YEAR ENDING DECEMBER 31, 2011.

OTHER MATTERS
The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
Robert Fried
Co-Chairman of the Board of Directors

Dated: August 5, 2011